Exhibit 2.8

FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Carmanah Technologies Corporation (the “Company”)
250 Bay Street
Victoria, BC
V9A3K5

Item 2	Date of Material Change

October 9, 2013

Item 3	News Release

A news release will be issued and disseminated by the Company via Marketwire on October 9, 2013.

Item 4	Summary of Material Change

The Company announced that it has entered into a binding standby purchase agreement dated October 9, 2013 (the “Standby Purchase Agreement”) with each of MUUS Holdings LLC, John Simmons, JDM Investment Holdings Inc., TMH Capital Corp., Opallo Investment Limited, Ron Bruder and Marcia Riklis (collectively, the “Standby Purchasers”, and each a “Standby Purchaser”) under which the Standby Purchasers have committed, subject to certain conditions, to purchase an aggregate of up to $5,500,000 of the Rights Shares that are not otherwise subscribed for by the other holders of Rights pursuant to their exercise of the subscription privileges associated with the Rights under the Offering; provided that if the exercise of the subscription privileges associated with the Rights in the Offering would otherwise cause the gross proceeds from the sale of common shares (when combined with the common shares sold pursuant to the Standby Purchase Agreement) in the Offering to exceed $6,035,304, the Standby Purchasers’ obligations under the Standby Purchase Agreement will be reduced on a proportionate basis. In return for providing this commitment, the Standby Purchasers will receive a total of $110,000 as a commitment fee.

Terms not otherwise defined are provided below, under “Full Description of Material Change”.

Item 5	Full Description of Material Change

The Company has announced that it will file its final prospectus in respect of a shareholder rights offering (the “Offering”). Under the Offering, the Company will seek to raise up to $6,035,304.

The proceeds from the Offering will be used for general corporate purposes including, but not limited to: (1) funding restructuring costs and process improvement expenditures all of which will be directed at reducing operating costs; (2) investments in new product development activities to meet market demands and improve gross margins; (3) funding an increase in inventory to meet customer demands and, if required by a change in manufacturing strategy, to buy back parts inventory from the Company’s contract manufacturer; and (4) funding operating losses until the results of (1) and (2) can be achieved. The Company anticipates the proceeds will be sufficient to meet its non-discretionary expenditures and necessary restructuring costs over the next several quarters as it develops and implements changes to help in longer term profitability and growth.

Under the terms of the Offering and subject to any restrictions imposed by applicable securities laws, each shareholder of record on October 22, 2013 will be entitled to receive one right (each a “Right”) for each common share held. Each Right will be exercisable for one (1) common share at a subscription price of $0.12 (each a “Rights Share”). The price to acquire each Right will be nil.

In connection with the Offering, the Company has entered into the Standby Purchase Agreement with Standby Purchasers under which the Standby Purchasers have committed, subject to certain conditions, to purchase an aggregate of up to $5,500,000 of the Rights Shares that are not otherwise subscribed for by the other holders of Rights pursuant to their exercise of the subscription privileges associated with the Rights under the Offering; provided that if the exercise of the subscription privileges associated with the Rights in the Offering would otherwise cause the gross proceeds from the sale of common shares (when combined with the common shares sold pursuant to the Standby Purchase Agreement) in the Offering to exceed $6,035,304, the Standby Purchasers’ obligations under the Standby Purchase Agreement will be reduced on a proportionate basis. In return for providing this commitment, the Standby Purchasers will receive a total of $110,000 as a commitment fee.

The Company expects the final prospectus relating to the Offering to be mailed to shareholders eligible to participate in the Offering on or about October 28, 2013. The rights will expire at 5:00 pm (Eastern time) on November 18, 2013 and the Company expects to issue Rights Shares in connection with the exercise of the Rights shortly thereafter.

The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the Rights and the Rights Shares. Such approval is subject to Carmanah fulfilling all of the listing requirements of the TSX.

The Offering will be made only in the provinces of British Columbia, Alberta and Ontario and the United States (the “Eligible Jurisdictions”), pursuant to a final prospectus filed in Canada and a registration statement filed in the United States. In certain states, including California and Ohio, Rights may only be exercised by institutions to which solicitations may be addressed without registration under the relevant state securities laws. The Offering is not an offering of Rights for sale in any jurisdiction outside the Eligible Jurisdictions.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact:

Stuart Williams
Telephone Number: (250) 380-0052
Fax Number: (250) 380-0062
stuart.williams@carmanah.com

Item 9	Date of Report

October 9, 2013